UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-12579
OGE ENERGY CORP., NYSE Arca, Inc. (formerly the Pacific Exchange, Inc.)
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and or registered)
321 North Harvey, P.O. Box 321, Oklahoma City, Oklahoma 73101-0321, (405) 553-3000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Common Stock, $0.01 par value per share, Rights to Purchase Series A Preferred Stock, $0.01 par value per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐ 17 CFR 240.12d2-2(a)(1)

☐ 17 CFR 240.12d2-2(a)(2)

☐ 17 CFR 240.12d2-2(a)(3)

☐ 17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration from the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d(2)-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

_________________________

1 Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Pursuant to the requirements of the Securities Exchange Act of 1934, OGE Energy Corp. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

OGE ENERGY CORP.

By:	/s/ James R. Hatfield
James R. Hatfield
Senior Vice President and Chief Financial Officer

December 22, 2006